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October 24, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Jay Ingram, Esq.
               Mail Stop 4561


Re:      NS8 Corporation (the "Company")
         Amendment No. 3 to Registration Statement on Form SB-2
         File No. 333-130305
         Filed on June 14, 2006

         Form 10-QSB for the quarter period ended March 31, 2006
         Filed on May 16, 2006

         Form 10-KSB for the fiscal year ended December 31, 2005
         Filed on April 17, 2006


 Dear Mr. Ingram:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 4 to the Company's registration statement on Form SB-2 (the "Registration Statement"). Also enclosed are two copies of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 (the "Form 10-KSB") and two copies of the Company's Quarterly Report on 10-QSB for the quarter ended March 31, 2006 (the "Form 10-QSB").

Amendment No. 3 to the Registration Statement was filed on June 14, 2006. By letter dated June 28, 2006, the staff of the Securities and Exchange Commission (the "Staff") issued comments. Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment. Page references are to the marked version of the Registration Statement.

General
     1. We note the restatement of your previously issued financial statements relating to SFAS 133 and EITF No. 00-19. According to the Item 4.02 Form 8-K filed May 15, 2005, you expect to file your amended Forms 10-QSB for the quarters ended March 31, June 30, and September 31, 2005, respectively, "when practical." It also appears that an amended Form 10-KSB for the fiscal year ended December 31, 2004 should also be filed to reflect the restatement. Please amend these reports no later than 10 business days from the date of this letter.



The Company filed the amended Forms 10-QSB for the quarters ended March 31, June 30 and September 31, 2005 and the amended Form 10-KSB for the fiscal year ended December 31, 2004 on August 28, 2006.

     2. Add appropriate risk factor disclosure addressing the risks associated with the restatement of your audited 2004 financial statements and your unedited 2005 quarterly financial statements and the resultant unreliability of your 2004 annual report and your 2005 quarterly reports.

The Company has added a risk factor in accordance with the Staff's comment. See page 2 of the Registration Statement.

Form 10-KSB for the fiscal year ended December 31, 2005
-------------------------------------------------------

     3. We note your revisions in response to our prior comment 11 of our letter January 10, 2006 and our prior comment 6 of our letter dated March 2, 2006. In the second paragraph, disclosure indicates the following: "[a]fter we filed our Quarterly Report on Form 10-QSB for the period ended September 30, 2005, we were advised by SLGG of certain inadvertent inaccuracies in its unaudited financial statements included in the Form 10-QSB for the period ended September 30, 2005. The inadvertent inaccuracies were caused by calculation errors, rounding errors and transcription errors." Disclose in greater detail the nature of the inaccuracies identified in your disclosure and what you mean when you disclose that the discovered inaccuracies were inadvertent." Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

The Company has made revisions in accordance with the Staff's comment. See page 4 of the Form 10-KSB.

     4. With respect to the disclosure in the third paragraph regarding the audited financial statements for the fiscal year ended December 31, 2004, refer to the preceding comment and revise to disclose in greater detail the nature of the inaccuracies identified in your disclosure and what you mean when you disclose that the discovered inaccuracies were inadvertent." Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

The Company has made revisions in accordance with the Staff's comment. See page 4 of the Form 10-KSB.

     5. With respect to all deficiencies in disclosure controls and procedures cited in your disclosure, revise to disclose the specific steps you have taken to remediate the deficiencies. Discuss the extent to which the deficiencies been addressed and to the extent to which you will continue to remediate the deficiencies. Describe your timetable and provide a reasonably detailed discussion of how you plan to address the deficiency and provide an estimate of the timing and the costs that will be associated with the action to be taken. In this regard, we note from the disclosure in your Form 10-QSB for the quarter ended March 31, 2006 that your certifying officers have made an effectiveness determination regarding your disclosure controls and procedures. Your revised disclosure in your Form 10-KSB should include a materially complete description of the remediation undertaken in the quarter ended December 31, 2005.

The Company has made revisions in accordance with the Staff's comment. See page 4 of the Form 10-KSB.

     6. We note that the penultimate paragraph of Item 8A refers to "internal controls" rather than "internal controls over financial reporting". In this regard, your disclosure does not identify the changes in "internal controls over financial reporting" that took place during the quarter ended December 31, 2005, that materially affected or are reasonably likely to materially affect the registrant's internal control over financial reporting.

The Company has made revisions in accordance with the Staff's comment. See page 4 of the Form 10-KSB.

Form 10-QSB for the quarter ended March 31, 2006
------------------------------------------------

     7. We note your disclosure in Item 3 of Part I. We note in particular that management concluded that the disclosure controls and procedures were ineffective at December 31, 2005 but that they were effective at March 31, 2006. In the final sentence of the Item 3 disclosure, however, you disclose that there were no significant changes in internal controls or other factors that could significantly affect internal controls, during the period ended March 31, 2006. Please explain how it is that you were able to remediate the ineffectiveness in disclosure controls and procedures at December 31, 2005 before March 31, 2006 without making any significant changes in your internal controls over financial reporting. Please explain giving specific emphasis to how the remediation efforts that corrected your ineffective disclosure controls and procedures were undertaken without a change in you internal control over financial reporting.

The Company has made revisions in accordance with the Staff's comment. See page 3 of the Form 10-QSB.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.


                                         Very truly yours,

                                         /s/ Louis A. Brilleman
                                         ----------------------
                                         Louis A. Brilleman